Graubard Miller

The Chrysler Building

405 Lexington Avenue

new york, N.Y. 10174-4499

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address jgallant@graubard.com

April 13, 2026

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legato Merger Corp. III

Form 10-K for the Year Ended November 30, 2025

Filed February 10, 2026

File No. 001-41945

Ladies and Gentlemen:

On behalf of Legato Merger Corp. III (the “Company”), we respond as follows to the Staff’s comment letter, dated April 10, 2025, relating to the above-captioned Annual Report on Form 10-K (“Form 10-K”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10-K for the Year Ended November 30, 2025

Item 9A. Controls and Procedures

Management’s Report on Internal Controls Over Financial Reporting, page 42

1.	You state that you did include a report of management’s assessment regarding internal control over financial reporting (“ICFR”) or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Please note that the transition period described in the Instructions to Item 308 of Regulation S-K pertain only to the first Form 10-K filed after your IPO. Since you filed an annual report on Form 10-K for the prior fiscal year November 30, 2024, you are now required to present management’s assessment of ICFR in this current Form 10-K. Please amend your filing to include management’s assessment of ICFR as of November 30, 2025. Please also provide currently dated certifications with your amendment.

We have revised the disclosure in the Form 10-K as requested and included currently dated certifications with such filing.

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Securities and Exchange Commission

April 13, 2026

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Gregory Monahan, CEO